July 17, 2018

Attn: Loan Lauren P. Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	All for One Media Corp. Registration Statement on Form S-1 Filed May 29, 2018 File No. 333-225245

Ladies and Gentlemen:

All for One Media Corp. (the “All for One Media Corp.” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 25, 2018, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	Given the size of the equity line financing transaction, we note that the transaction appears to be a primary offering rather than an indirect primary offering. Please advise regarding your basis for determining that the equity line financing transaction is appropriately characterized as a transaction that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Alternatively, amend your registration statement to register no greater than one-third of your public float, excluding shares beneficially owned by your affiliates. In this regard it appears that shares owned by your directors and officers and Crazy for the Boys, LLC may be shares owned by affiliates.

Response: We have revised the beneficial ownership table in Item 12 to contain additional information about the control of the shares of Crazy for the Boys, LLC (“CFTB”). Because Mr. Lukow is the managing member of CFTB, we have assigned all of the beneficial ownership of those shares to him and updated the footnotes to hopefully make that distinction clearer. By our calculations, 13,345,046 shares are owned by affiliates, either directly or indirectly through CFTB. We have revised the offering to include 10,500,000 shares, less than thirty percent of the current “public float.”

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2.	Please tell us how the convertible promissory note you issued to GHS Investments LLC is consistent with the accommodation for equity line "indirect primary offerings." We note your disclosure on page F-22 that on May 21, 2018 you issued a $16,500 convertible promissory note to GHS Investments LLC. Because the conversion price of the promissory note is based on a formula tied to the market price of your common stock and the note was entered into within six months of the signing of the equity line agreement, we view the convertible note as being part of the equity line transaction. The note holder's ability to determine the timing and pricing of common stock issuable upon conversion falls outside the allowable conditions for "indirect primary offerings" of equity line transactions. Any such convertible securities should be convertible at a fixed price that is not nominal, in order to fit within the accommodations for "indirect primary offerings" of equity line transactions.

Response: We have amended the convertible promissory note issued to GHS Investments LLC to remove the variable nature of the conversion feature and to convert at a fixed rate of $0.041 per share. This modification should allow the promissory note to fit within the accommodations for “indirect primary offerings” of equity line transactions. We have included a copy of the amended promissory note at Exhibit 10.37 to the registration statement.

3.	Regarding the aforementioned 10% Convertible Promissory Note to GHS Investments LLC, please describe the terms of the note in your document, and confirm our understanding that you do not intend that the securities being registered will be issued in satisfaction of a debt obligation or by converting a promissory note. Further confirm to us that you have the ability to repay the indebtedness without recourse to the monies received or to be received under the equity line agreement. Tell us whether you entered into any other convertible promissory note arrangements with GHS Investments LLC and describe to us such arrangements. Explain to us whether you entered into any convertible note agreements with GHS Investments LLC, including the 10% Convertible Promissory Note or otherwise, as consideration for signing the equity line agreement.

Response: We have revised as instructed in Item 7.

4.	In an appropriate place please disclose the total number of shares that may be issuable upon conversion of all notes held by GHS Investments LLC, based on the current market price

Response: We have revised as instructed in Item 7, using the fixed conversion rate.

5.	Disclose the total number of shares that the investor may sell under the equity line agreement based on the current market price and ignoring any caps on the number of shares that the investor can own at any time.

Response: We have revised as instructed in Item 7.

Thank you for your assistance and review.

Sincerely,

All for One Media Corp.

Brian Lukow President

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